EXHIBIT 99.1

                                                                            YELL

NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE

FOR IMMEDIATE RELEASE                                          13 NOVEMBER 2003

   YELL GROUP PLC FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003


                    CONTINUING STRONG UNDERLYING PERFORMANCE


o Group turnover up 7.1% to(pound)568.6 million; 10.6% at a constant exchange rate

o Group EBITDA up 13.3% to(pound)187.6 million; 15.7% at a constant exchange rate

o    Group profit after tax(pound)22.1 million ((pound)17.3 million loss H1
     2002)

o Group operating cash flow less capital expenditure up 6.8% to(pound)153.7 million

o    Pro forma diluted earnings per share before amortisation 12.3 pence

o    Interim dividend of 3.0 pence per share

     Note: Earnings and cash flow figures stated before exceptional costs arising on IPO. Including exceptional costs, the Group made a statutory loss after tax of (pound)89.2 million ((pound)30.0 million loss H1 2002).


JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell has produced another strong set of results. As always, our focus is on winning, keeping and growing customers. In the UK, we continued to grow core turnover after the price reduction resulting from the regulatory price cap applied to Yellow Pages. In the US, we continued to increase the rate of same-market growth, as well as to launch and acquire new directories and to realise integration benefits. We are well on track to meet expectations for the full year."


JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"Yell's good results reflect our strong organic growth, increasing profitability and cash generation, as well as the benefits of our new capital structure. As planned, our debt structure also partially offsets the dollar exchange rate impact. We have achieved bottom-line profit before exceptional costs - the latter arising from the capital-raising and refinancing of the Group, as well as from the management incentive scheme and other fees which were triggered by the IPO. As promised, we are declaring our first interim dividend at 3.0 pence per share."



          Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT. Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808
jill.sherratt@yellgroup.com
---------------------------

YELL - MEDIA

Richard Duggleby
Tel        +44 (0)118 950 6206
Mobile     +44 (0)7860 733488
richard.duggleby@yellgroup.com
------------------------------

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2003 annual report on Form 20-F filed with the SEC on 1 July 2003, for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                    www.yellgroup.com/goto/announcements.html


  Our subsidiary, Yell Finance B.V., filed its results for the six months ended 30 September 2003 with the US Securities and Exchange Commission on Form 6-K.
           This filing can also be accessed on the Yell Group website.


            An interim report will be posted to all shareholders and
                will also be available on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS


-------------------------------------------------------------------------------------------------------------------------
                                                              SIX MONTHS ENDED
                                                               30 SEPTEMBER
                                                           2002               2003
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               CHANGE AT
                                                                                                                CONSTANT
                                                                                                                EXCHANGE
                                                      (POUND)M           (POUND)M             CHANGE                RATE
-------------------------------------------------------------------------------------------------------------------------
Turnover                                                  530.9              568.6              7.1%               10.6%
-----------------------------------------------------------------------------------
Gross profit (1)                                          297.1              317.5              6.9%                9.6%
-----------------------------------------------------------------------------------
Operating profit  (1)                                     105.9              127.0             19.9%               21.5%
-----------------------------------------------------------------------------------

Profit / (loss) after taxation (1)                        (17.3)              22.1

Exceptional items after taxation                          (12.7)            (111.3)
-----------------------------------------------------------------------------------
Loss for the period                                       (30.0)             (89.2)
-----------------------------------------------------------------------------------
EBITDA (1)                                                165.6              187.6             13.3%               15.7%
-----------------------------------------------------------------------------------
Operating cash flow (2)                                   143.9              153.7              6.8%                9.0%
-----------------------------------------------------------------------------------
Cash conversion (3)                                       86.9%               81.9%
-------------------------------------------------------------------------------------------------------------------------


(1)  Before exceptional costs

(2) Cash inflow from operations before exceptional costs, less capital expenditure

(3)  Operating cash flow as a percentage of EBITDA before exceptional costs

REVIEW OF OPERATING PERFORMANCE

TURNOVER

During the first half of this year, group turnover increased 7.1% to (pound)568.6 million, or 10.6% at a constant exchange rate, from (pound)530.9 million last year.

UK operations

UK turnover increased 2.7% to (pound)314.6 million in the first six months and excluding discontinued products turnover rose by 3.4% from last year.

Printed directories turnover grew 3.0% to (pound)295.2 million, after the impact of the 4.7% price reduction that Yellow Pages is subject to under the RPI-6% regulation. In the second quarter, our London Central directory saw lower turnover mainly as a result of a reduction of its sales from neighbouring directory areas. Underlying growth of books excluding London Central was 3.9%, with the other metro directories performing in line with non-metro directories.

Our campaigns to attract new customers again raised the number of unique advertisers. We gained 56,574 new advertisers compared with 51,612 for the same period last year, increasing the total by 7.6% to 250,621 unique advertisers.

As expected, this focus on new advertisers resulted in lower yield, although our experience is that the value of retained new advertisers grows over future years. This, together with the anticipated reduction in growth in the uptake of colour advertising following its first full year of introduction, the performance of the London Central directory and the 4.7% price reduction, resulted in a 4.2% decrease in turnover per unique advertiser to (pound)1,178.

Yell.com grew turnover by 17.3% to (pound)11.5 million on the back of strong growth in the number of advertisers and usage. This increase was somewhat offset following the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in their phone books.

US operations

US turnover, at (pound)254.0 million increased 21.3% at a constant exchange rate, or 13.1% after taking into account the (pound)18.4 million reduction in turnover as a result of the weaker US dollar. The effective exchange rates were approximately $1.62 : (pound)1.00 against $1.51 : (pound)1.00 in the previous year.

Unique advertisers increased by 6.4% to 209,866 with average turnover per unique advertiser up 14.0% to $1,960.

Same-market growth was 9.3%, up from 4.5% last year. Excluding the Manhattan directory published in the first quarter due to its unique market conditions, same-market growth was 10.5%, up from 6.2% last year.

The former McLeod directories are now achieving same-market growth in line with the rest of Yellow Book, excluding Manhattan, reflecting the expected benefits of integration. We relaunched four former McLeod directories and their turnover achieved growth in excess of 40%. There is one more relaunch planned for the third quarter.

In addition to same-market growth, Yellow Book's turnover growth included the launch of three new directories (contributing 1.5% to the growth), one directory publishing for the first time after acquisition and the inclusion of a full six months of the McLeod and NDC acquisitions (contributing 12.7% to the growth). This was partially offset by the rescheduling of a few directories to future periods (reducing growth by 2.4%) for inclusion in rescopes and to balance production schedules as a result of the integration of the former McLeod directories.

EBITDA BEFORE EXCEPTIONAL COSTS

Group EBITDA increased 13.3% to (pound)187.6 million, or 15.7% at a constant exchange rate. The Group EBITDA margin increased 1.8 percentage points to 33.0%, reflecting a strong trend of rising margins in the US as our directory portfolio develops and integration benefits are realised.

UK EBITDA rose 3.0% to (pound)128.9 million, including the continued progress of Yell.com, which increased EBITDA to (pound)2.1 million from a loss of (pound)0.3 million in the same period last year. UK EBITDA margin was 41.0%, compared to 40.9% last year.

US EBITDA was (pound)58.7 million, an increase of 45.3%, or 55.2% at a constant exchange rate. The US EBITDA margin increased from 18.0% to 23.1%.

OPERATING CASH FLOW

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was (pound)153.7 million, compared with (pound)143.9 million last year. We converted 81.9% of EBITDA before exceptional items to cash.

NET RESULTS

PROFIT AFTER TAX

Profit after tax before exceptional costs was (pound)22.1 million, compared with a loss of (pound)17.3 million last year. As well as EBITDA growth, this reflects lower interest payments arising from the new capital structure put in place at the time of the IPO on 15 July 2003. Net interest payable before exceptional costs was (pound)88.2 million, compared with (pound)115.8 million last year.

Taxation before exceptional costs was (pound)16.7 million this period, compared with (pound)7.4 million last year.

The loss after tax and after exceptional costs was (pound)89.2 million, compared with a loss of (pound)30.0 million last year.

EXCEPTIONAL COSTS

Exceptional costs incurred before tax during the period amounted to (pound)148.5 million of which (pound)71.2 million was incurred in the second quarter. Of these half-year costs, (pound)63.0 million were cash costs and (pound)85.5 million were non-cash costs. The breakdown is:

Cash costs

o    (pound)28.9 million for management fees payable to previous owners upon IPO

o    (pound)14.4 million for fees and commissions

o (pound)19.7 million for premiums paid on early redemption of high-yield debt

Non-cash costs

o    (pound)49.3 million expensed for employee incentive and share schemes

o    (pound)36.2 million for the accelerated amortisation of financing fees

The bulk of these exceptional costs arose from the structure of the buy-out of Yell from BT in 2001 and establishing the current capital structure. The recognition of these costs was triggered by this year's IPO.

In addition, (pound)23.9 million of fees, payable primarily to advisers, were charged to the share premium account.

EARNINGS PER SHARE

The IPO had a significant impact on earnings per share. Pro forma earnings per share was 12.3 pence on a diluted basis before exceptional costs and amortisation. Basic loss per share for the period was 20.0 pence.

GLOBAL OFFER AND REFINANCING

On 15 July 2003, we raised (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors. As a result of the IPO, we also refinanced our senior bank facility on 15 July 2003 and redeemed 35% of our high-yield notes on 18 August 2003. Net debt on a pro forma basis at the beginning of the year was approximately (pound)1,340 million and has since been reduced to (pound)1,227 million at 30 September 2003. The composition of our debt partially hedges exchange rate fluctuations, because 39% of our net debt and a similar proportion of our net interest expense are denominated in US dollars, thereby reducing our US dollar EBITDA exposure by approximately 40%.

DIVIDEND

As declared in the Listing Particulars relating to our IPO, the total dividend for the current year will be around (pound)63 million to be paid in the approximate ratio of one-third interim and two-thirds final.

In line with this, an interim dividend of 3.0 pence per share will be paid on 21 December 2003 to shareholders registered on 21 November 2003.

OUTLOOK

These results, coupled with good forward visibility, give confidence that Yell is well on track to meet full-year expectations.

KEY OPERATIONAL INFORMATION

                                                                              -----------------------------------
                                                                                SIX MONTHS ENDED 30 SEPTEMBER
                                                                              -----------------------------------
                                                                                         2002               2003          CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (units) (1)                                                      233,005              250,621            7.6%
Directory editions published (units) (2)                                                 49                   50
Unique advertiser retention rate (%) (3)                                                 78                   78
Turnover per unique advertiser ((pound))                                              1,230                1,178          (4.2)%

US PRINTED DIRECTORIES
Unique advertisers (units) (1)                                                      197,314              209,866            6.4%
Directory editions published (units)                                                    248                  250
Unique advertiser retention rate (%) (3)                                                 70                   70
Turnover per unique advertiser ($)                                                    1,719                1,960           14.0%

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for September (in millions)                                    39                   51           30.8%
Yell.com searchable advertisers (units) as at 30 September (4)                          n/a               86,508
-----------------------------------------------------------------------------------------------------------------------------------



(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

     As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers, which has resulted in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed during the second half of the 2004 financial year. However, these improvements have not affected the reporting of our financial results.

(2) The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, including the former McLeod directories.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                             SIX MONTHS ENDED 30 SEPTEMBER
                                                                        -----------------------------------------
   (UNAUDITED)                                                 NOTES                2002                    2003
                                                                         ------------------  --------------------
                                                                                  (POUND)M               (POUND)M
   TURNOVER                                                         2               530.9                  568.6
   Cost of sales                                                                   (233.8)                (251.1)
                                                                        -------------------    -------------------
   GROSS PROFIT                                                                     297.1                  317.5
                                                                        -------------------    -------------------
   Distribution costs                                                               (17.5)                 (17.2)
   ADMINISTRATIVE COSTS
       Ordinary items                                                              (173.7)                (173.3)
       Exceptional items                                           4                (15.0)                 (90.1)
                                                                        -------------------    -------------------
                                                                                   (188.7)                (263.4)
                                                                        -------------------    -------------------
   OPERATING PROFIT                                                3                 90.9                   36.9
   NET INTEREST PAYABLE
        Ordinary items                                                             (115.8)                 (88.2)
        Exceptional items                                          4                  -                    (58.4)
                                                                        -------------------    -------------------
                                                                                   (115.8)                (146.6)
                                                                        -------------------    -------------------

   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                      (24.9)                (109.7)
   TAXATION
        Before exceptional items                                   5                 (7.4)                 (16.7)
        On exceptional items                                     4,5                  2.3                   37.2
                                                                        -------------------    -------------------
                                                                                     (5.1)                  20.5
                                                                        -------------------    -------------------
   LOSS FOR THE FINANCIAL PERIOD                                   9                (30.0)                 (89.2)
   Interim dividend                                              6,9                  -                    (20.8)
                                                                        -------------------    -------------------
   RETAINED LOSS FOR THE FINANCIAL PERIOD                                           (30.0)                (110.0)
                                                                        ===================    ===================




                                                                                (IN PENCE)            (IN PENCE)

   BASIC AND DILUTED LOSS PER SHARE                                 10              (11.6)                 (20.0)

                                                                                (IN PENCE)            (IN PENCE)
    PRO FORMA EARNINGS PER SHARE BEFORE
    EXCEPTIONAL ITEMS AND AMORTISATION (a)
      Basic                                                         10                8.3                   12.5
      Diluted                                                       10                8.2                   12.3


     (a) Pro forma earnings per share before exceptional items and amortisation as though our initial public offering and debt refinancing had occurred on 31 March 2002.

With the exception of loss for the financial period detailed above and the currency movements detailed in note 9, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS


                                                                                            SIX MONTHS ENDED
                                                                                              30 SEPTEMBER
                                                                              -------------------------------------------
    (UNAUDITED)                                                 NOTES                         2002                  2003
                                                                              ---------------------   -------------------
                                                                                         (POUND)M               (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                               145.9                  133.2
    RETURNS ON INVESTMENTS AND SERVICING
         OF FINANCE
    Interest paid                                                   7                       (68.2)                 (78.9)
    Redemption premium paid                                                                   -                    (19.7)
    Finance fees paid                                               7                       (11.8)                 (16.1)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE                                                                (80.0)                (114.7)
                                                                              ---------------------   -------------------
    TAXATION                                                                                 (7.6)                  (4.6)
                                                                              ---------------------   -------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                                        (7.9)                 (10.6)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND
        FINANCIAL INVESTMENT                                                                 (7.9)                 (10.6)
                                                                              ---------------------   -------------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
       cash acquired                                                7                      (423.7)                  (3.1)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                      (423.7)                  (3.1)
                                                                              ---------------------   -------------------
    NET CASH (OUTFLOW) INFLOW BEFORE
       FINANCING                                                                           (373.3)                   0.2

    FINANCING
    Issue of ordinary share capital                                 7                         0.1                  433.6
    Expenses paid in connection with
     share issue                                                    7                         -                    (22.8)
    New loans issued                                                7                       408.7                1,031.0
    Borrowings repaid                                               7                       (26.4)              (1,378.4)
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM FINANCING                                                          382.4                   63.4
                                                                              ---------------------   -------------------
    INCREASE IN NET CASH IN THE PERIOD                                                        9.1                   63.6
                                                                              =====================   ===================

    Total operating profit                                                                   90.9                   36.9
    Depreciation                                                                             11.0                   11.4
    Goodwill amortisation                                                                    48.7                   49.2
    Exceptional employee costs settled
      in shares                                                                               -                     49.1
    Increase in stocks                                                                      (11.2)                 (21.6)
    (Increase) decrease in debtors                                                          (21.5)                  20.8
    Increase (decrease) in creditors                                                         28.0                  (12.6)
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                               145.9                  133.2
                                                                              =====================   ===================

    NET CASH INFLOW FROM OPERATING ACTIVITIES                                               145.9                  133.2
    Cash payments for exceptional costs
        included in operating profit                                                          5.9                   31.1
    Purchase of tangible fixed assets                                                        (7.9)                 (10.6)
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES
        BEFORE PAYMENTS OF EXCEPTIONAL COSTS
        AND AFTER CAPITAL EXPENDITURE                                                       143.9                  153.7
                                                                              =====================   ===================


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                               AT                       AT
                                                                                         31 MARCH             30 SEPTEMBER
                                                                                             2003                     2003
                                                                 NOTES                   (AUDITED)              (UNAUDITED)
                                                                                  -----------------    ---------------------
                                                                                         (POUND)M                (POUND)M
    FIXED ASSETS
    Intangible assets                                                                    1,824.1                1,740.5
    Tangible assets                                                                         47.1                   42.4
    Investment                                                                               1.9                    2.3
                                                                                  -----------------   ----------------------
    TOTAL FIXED ASSETS                                                                   1,873.1                1,785.2
                                                                                  -----------------   ----------------------


    CURRENT ASSETS
    Stocks                                                                                 145.8                  162.9
    Debtors                                                                                461.4                  458.1
    Cash at bank and in hand                                            7                   30.1                   92.5
                                                                                  -----------------   ----------------------
    TOTAL CURRENT ASSETS                                                                   637.3                  713.5
                                                                                  -----------------   ----------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                        7,8                 (112.8)                 (81.1)
    Other creditors                                                                       (235.9)                (237.0)
                                                                                  -----------------   ----------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE
       WITHIN ONE YEAR                                                                    (348.7)                (318.1)
                                                                                  -----------------   ----------------------
    NET CURRENT ASSETS                                                                     288.6                  395.4
                                                                                  -----------------   ----------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                                2,161.7                2,180.6
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                        7,8               (2,286.0)              (1,238.4)
                                                                                  -----------------   ----------------------
    NET (LIABILITIES) ASSETS                                                              (124.3)                 942.2
                                                                                  =================   ======================

    CAPITAL AND RESERVES
    Called up share capital (694,990,220(pound)0.01 ordinary
       shares at 30 September 2003; 7,100,000(pound)0.01 ordinary shares and 106,949,900(pound)0.0001 B ordinary shares
       issued and outstanding at 31 March 2003)                         9                    0.1                    4.4
    Share premium account                                               9                    1.0                1,182.6
    Other reserves                                                      9                    0.1                    0.1
    Profit and loss account deficit                                     9                 (125.5)                (244.9)
                                                                                  -----------------   ----------------------
    EQUITY SHAREHOLDERS' (DEFICIT) FUNDS                                                  (124.3)                 942.2
                                                                                  =================   ======================


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION


1.        BASIS OF PREPARATION AND CONSOLIDATION

          The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

          The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2003.

          The foregoing information does not constitute statutory financial statements within the meaning of s240 of the Companies Act 1985.

          In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with the consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2003.

          The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs and management incentive schemes and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.         TURNOVER BY SEGMENT

                                                                                           SIX MONTHS ENDED
                                                                                             30 SEPTEMBER                  CHANGE
                                                                          -------------------------------------------------------
                                                                                    2002 (1)                    2003         %
                                                                          ---------------------  --------------------------------
                                                                                      (POUND)M               (POUND)M
            UK printed directories                                                      286.5                  295.2      3.0%
            Other products and services                                                  19.8                   19.4     (2.0)%
                                                                          ---------------------  --------------------
            TOTAL UK TURNOVER                                                           306.3                  314.6      2.7%
                                                                          ---------------------  --------------------
            US printed directories:
            US printed directories at constant
              exchange rate (2)                                                         224.6                  272.4     21.3%
            Exchange impact (2)                                                           -                    (18.4)     -
                                                                          ---------------------  --------------------
            TOTAL US TURNOVER                                                           224.6                  254.0     13.1%
                                                                          ---------------------  --------------------
            GROUP TURNOVER                                                              530.9                  568.6      7.1%
                                                                          =====================  ====================

          (1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC which was not acquired until 31
               December 2002.

          (2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

3.         OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS

             EBITDA BEFORE EXCEPTIONAL ITEMS BY SEGMENT
                                                                                        SIX MONTHS ENDED
                                                                                          30 SEPTEMBER                   CHANGE
                                                                          -------------------------------------------------------
                                                                                    2002 (1)                    2003         %
                                                                          ---------------------  --------------------------------
                                                                                     (POUND)M               (POUND)M
            TOTAL UK OPERATIONS                                                         125.2                  128.9       3.0%
                                                                          ---------------------  --------------------
            US operations:
            US printed directories at constant
             exchange rate (2)                                                           40.4                   62.7      55.2%
            Exchange impact (2)                                                           -                     (4.0)      -
                                                                          ---------------------  --------------------
            TOTAL US OPERATIONS                                                          40.4                   58.7      45.3%
                                                                          ---------------------  --------------------
            GROUP EBITDA BEFORE EXCEPTIONAL ITEMS                                       165.6                  187.6      13.3%
                                                                          =====================  ====================



          (1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC which was not acquired until 31 December 2002.

          (2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.  OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS (CONTINUED)

    RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA BEFORE EXCEPTIONAL ITEMS


                                                                     SIX MONTHS ENDED 30 SEPTEMBER
                                                     --------------------------------------------------------------------------
                                                                     2002                     2003                  CHANGE (%)
                                                     --------------------------------------------------------------------------
                                                                   (POUND)M                      M
           UK OPERATIONS
           OPERATING PROFIT, INCLUDING
            EXCEPTIONAL ITEMS                                         75.5                     58.8
           Depreciation and amortisation                              35.0                     34.8
                                                     ---------------------------------------------------
           UK OPERATIONS EBITDA                                      110.5                     93.6
           Exceptional items                                          14.7                     35.3
                                                     ---------------------------------------------------
           UK OPERATIONS EBITDA BEFORE
            EXCEPTIONAL ITEMS                                        125.2                    128.9                    3.0%
                                                     ---------------------------------------------------
           UK OPERATIONS EBITDA MARGIN BEFORE
              EXCEPTIONAL ITEMS                                       40.9%                    41.0%
                                                     ===================================================

           US OPERATIONS
           OPERATING PROFIT (LOSS), INCLUDING
              EXCEPTIONAL ITEMS                                       15.4                    (21.9)
           Depreciation and amortisation                              24.7                     25.8
                                                     ---------------------------------------------------
           US OPERATIONS EBITDA                                       40.1                      3.9
           Exceptional items                                           0.3                     54.8
           Exchange impact (1)                                         -                        4.0
                                                     ---------------------------------------------------
           US OPERATIONS EBITDA BEFORE EXCEPTIONAL
              ITEMS AT CONSTANT EXCHANGE RATE (1)                     40.4                     62.7                   55.2%
           Exchange impact (1)                                         -                       (4.0)
                                                     ---------------------------------------------------
           US OPERATIONS EBITDA BEFORE
            EXCEPTIONAL ITEMS                                         40.4                     58.7                   45.3%
                                                     ---------------------------------------------------
           US OPERATIONS EBITDA MARGIN BEFORE
              EXCEPTIONAL ITEMS                                       18.0%                    23.1%
                                                     ===================================================

           GROUP
           OPERATING PROFIT, INCLUDING
            EXCEPTIONAL ITEMS                                         90.9                     36.9
           Depreciation and amortisation                              59.7                     60.6
                                                     ---------------------------------------------------
           GROUP EBITDA                                              150.6                     97.5                  (35.3)%
           Exceptional items                                          15.0                     90.1
           Exchange impact (1)                                         -                        4.0
                                                     ---------------------------------------------------
           GROUP EBITDA BEFORE EXCEPTIONAL ITEMS AT
              CONSTANT EXCHANGE RATE(1)                              165.6                    191.6                   15.7%
           Exchange impact (1)                                         -                       (4.0)
                                                     ---------------------------------------------------

           GROUP EBITDA BEFORE EXCEPTIONAL ITEMS                     165.6                    187.6                   13.3%
                                                     ===================================================

           GROUP EBITDA MARGIN BEFORE
            EXCEPTIONAL ITEMS                                        31.2%                    33.0%
                                                     ===================================================


           (1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

4.  RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

    An analysis of our results for the six months ended 30 September 2002 and 2003 separating out exceptional items is as follows:

                                                                      SIX MONTHS ENDED 30 SEPTEMBER
                                     ----------------------------------------------------------------------------------------------
                                                        2002                                             2003
                                     ----------------------------------------------------------------------------------------------
                                          ORDINARY         EXCEPTIONAL                    ORDINARY         EXCEPTIONAL
                                             ITEMS               ITEMS      TOTAL            ITEMS               ITEMS       TOTAL
                                     ----------------------------------------------------------------------------------------------
                                            (POUND)M          (POUND)M    (POUND)M        (POUND)M             (POUND)M    (POUND)M

     GROSS PROFIT                            297.1              -           297.1           317.5               -            317.5
     Distribution costs                      (17.5)             -           (17.5)          (17.2)              -            (17.2)
     Administrative costs                   (173.7)           (15.0)       (188.7)         (173.3)            (90.1)        (263.4)
                                     ----------------------------------------------------------------------------------------------
     OPERATING PROFIT (LOSS)                 105.9            (15.0)         90.9           127.0             (90.1)          36.9
     Net interest payable                   (115.8)             -          (115.8)          (88.2)            (58.4)        (146.6)
                                     ----------------------------------------------------------------------------------------------
     (LOSS) PROFIT BEFORE TAXATION
                                              (9.9)           (15.0)        (24.9)           38.8            (148.5)        (109.7)
     Taxation                                 (7.4)             2.3          (5.1)          (16.7)             37.2           20.5
                                     ----------------------------------------------------------------------------------------------
     (LOSS) PROFIT FOR THE PERIOD
                                             (17.3)           (12.7)        (30.0)           22.1            (111.3)         (89.2)
                                     ==============================================================================================

     Exceptional administrative costs in the six months ended 30 September 2003 relate to costs incurred in connection with our global offer. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. Exceptional administrative costs in the six months ended 30 September 2002 relate to costs incurred in connection with the initial public offering withdrawn in July 2002. Of the (pound)15.0 million exceptional administrative costs, (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in the six months ended 30 September 2003 comprises (pound)19.7 million bond redemption premium and (pound)38.7 million accelerated amortisation of deferred financing fees on our debt repaid in July and August 2003 and arrangement fees for the undrawn revolving credit facility. The exceptional tax credits in the six months ended 30 September 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

5.   TAXATION

     The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                         SIX MONTHS ENDED 30 SEPTEMBER
                                                                                 --------------------------------------------
                                                                                               2002                     2003
                                                                                 -------------------     --------------------
                                                                                           (POUND)M                 (POUND)M
           Profit (loss) on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation
              tax in the United Kingdom (30%)                                                (3.0)                    11.6
           Effects of:
              Non-allowable goodwill amortisation                                            10.0                     10.5
              US tax losses                                                                   -                       (3.7)
              Other permanent differences                                                     0.4                     (1.7)
                                                                                 -------------------     --------------------
                                                                                              7.4                     16.7
                                                                                 -------------------     --------------------
           Exceptional items multiplied by the standard rate of
              corporation tax in the United Kingdom (30%)                                    (4.5)                   (44.6)
           Effects of:
              Items not allowed for tax purposes                                              2.2                      7.4
                                                                                 -------------------     --------------------
                                                                                             (2.3)                   (37.2)
                                                                                 -------------------     --------------------
           Net charge on profit before tax                                                    5.1                    (20.5)
                                                                                 ===================     ====================

YELL GROUP PLC AND SUBSIDIARIES

6.         INTERIM DIVIDEND PER SHARE

           The interim dividend of 3.0 pence per share (2002 - (pound) nil) is payable on 21 December 2003 to shareholders registered at the close of business on 21 November 2003 and will amount to (pound)20.8 million (2002 - (pound) nil).

7.         NET DEBT


           ANALYSIS OF NET DEBT

                                                                                              AT                          AT
                                                                                        31 MARCH                30 SEPTEMBER
                                                                                            2003                        2003
                                                                          ------------------------      ---------------------
                                                                                         (POUND)M                  (POUND)M

           Long-term loans and other borrowings
               falling due after more than one year                                       2,286.0                  1,238.4
           Short-term borrowings and long-term loans and
               other borrowings falling due within one year                                 112.8                     81.1
                                                                          ------------------------      ---------------------
           Total debt                                                                     2,398.8                  1,319.5
           Cash at bank and in hand                                                         (30.1)                   (92.5)
                                                                          ------------------------      ---------------------
           NET DEBT AT END OF PERIOD                                                      2,368.7                  1,227.0
                                                                          ========================      =====================


           RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                                       DEBT DUE
                                                                                     WITHIN ONE
                                                                         TOTAL             YEAR
                                                                          CASH        EXCLUDING        DEBT DUE
                                                                     LESS BANK             BANK           AFTER
                                                                     OVERDRAFT        OVERDRAFT        ONE YEAR          NET DEBT
                                                               -------------------------------------------------------------------
                                                                      (POUND)M        (POUND)M         (POUND)M          (POUND)M

           AT 31 MARCH 2003                                              30.1           (112.8)        (2,286.0)         (2,368.7)
           Cash inflow from operating activities less
                  interest, redemption premium and taxation
                  paid and capital expenditures                          19.4                -             19.0 (a)          38.4
           Cash outflow on acquisitions                                  (3.1)               -                -              (3.1)
           Net proceeds from shares issued                              410.8                -                -             410.8
           Loans converted to equity                                      -                  -            737.4             737.4
           Borrowings repaid                                         (1,378.4)           112.8          1,265.6                 -
           New loans acquired                                         1,031.0            (81.1)          (949.9)                -
           Finance fees paid                                            (16.1)               -             16.1                 -
           Non-cash charges                                                 -                -            (69.8)            (69.8)
           Currency movements                                            (1.2)               -             29.2              28.0
                                                               ---------------- ---------------  ---------------   ---------------
           AT 30 SEPTEMBER 2003                                          92.5            (81.1)        (1,238.4)         (1,227.0)
                                                               ================ ===============  ===============   ===============


          (a) The(pound)78.9 million of interest paid in the financial period included(pound)19.0 million of interest that had been capitalised as long-term debt.

YELL GROUP PLC AND SUBSIDIARIES

8.         LOANS AND OTHER BORROWINGS


                                                                                                   AT                  AT
                                                                                             31 MARCH        30 SEPTEMBER
                                                                                                 2003                2003
                                                                                      ------------------  -----------------
                                                                                               (POUND)M           (POUND)M
           AMOUNTS FALLING DUE WITHIN ONE YEAR
           Senior credit facilities                                                               111.8               80.0
           Net obligations under finance leases                                                     1.0                1.1
                                                                                      ------------------  -----------------
           TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                              112.8               81.1
                                                                                      ------------------  -----------------
           AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
           Senior credit facilities                                                             1,013.7              942.6
           Senior notes:
               Senior sterling notes                                                              250.0              162.5
               Senior dollar notes                                                                126.7               78.2
               Senior discount dollar notes                                                       118.2               77.6
           Shareholder deep discount bonds                                                        717.2                  -
           Vendor loan notes                                                                      108.3                  -
                                                                                      ------------------  -----------------
           TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                   2,334.1            1,260.9
           Unamortised finance fees                                                               (48.1)             (22.5)
                                                                                      ------------------  -----------------
           NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                     2,286.0            1,238.4
                                                                                      ------------------  -----------------
           NET LOANS AND OTHER BORROWINGS                                                       2,398.8            1,319.5
                                                                                     ===================  =================


9.         CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                     SHARE            SHARE         OTHER           PROFIT AND
                                                   CAPITAL          PREMIUM      RESERVES           LOSS ACCOUNT  (a)    TOTAL
                                               ----------------------------------------------------------------------------------
                                                  (POUND)M         (POUND)M      (POUND)M              (POUND)M         (POUND)M

           BALANCE AT 31 MARCH 2003                   0.1            1.0             0.1                (125.5)         (124.3)
           Loss for the period                        -              -               -                   (89.2)          (89.2)
           Issue of ordinary shares                   4.3        1,181.6             -                       -         1,185.9
           Equity offset in respect of
               employee share options                 -              -               -                    10.5            10.5
           Currency movements (b)                     -              -               -                   (19.9)          (19.9)
           Proposed dividend                          -              -               -                   (20.8)          (20.8)
                                               ------------  --------------- -------------  --------------------   --------------
           BALANCE AT 30 SEPTEMBER 2003               4.4        1,182.6             0.1                (244.9)          942.2
                                               ============  =============== =============  ====================   ==============


          (a) The company Yell Group plc has distributable reserves of (pound)739.3 million at 30 September 2003.

          (b) The cumulative foreign currency translation adjustment was a (pound)57.6 million loss at 30 September 2003 (31 March 2003 - (pound)37.7 million loss).

YELL GROUP PLC AND SUBSIDIARIES

10.        EARNINGS (LOSS) PER SHARE

                                                                                                                      PRO FORMA
                                                                  PRO FORMA                                           EARNINGS  PER
                                                                   INTEREST      EXCEPTIONAL                          SHARE BEFORE
                                                                    ADJUST-        COSTS           AMORTISATION       EXCEPTIONAL
                                                     LOSS PER     MENTS NET        NET OF              NET OF         COSTS AND
                                                        SHARE    OF TAX (a)        TAX (b)             TAX (c)        AMORTISATION
                                                 ----------------------------------------------------------------------------------
           SIX MONTHS ENDED 30 SEPTEMBER 2003

           Group profit (loss) for the
              financial period ((pound)m)               (89.2)          21.1         111.3               43.5               86.7
           Weighted average number of
              outstanding ordinary shares
              (millions)                                446.9          247.9                                               694.8
                                                 -------------                                                    -----------------
           BASIC EARNINGS (LOSS)
            PER SHARE  (PENCE)                          (20.0)                                                              12.5
           Effect of share options (pence)                  -                                                               (0.2)
                                                 -------------                                                    -----------------
           Diluted earnings (loss)
            per share (pence)                           (20.0)                                                              12.3
                                                 =============                                                    =================

           SIX MONTHS ENDED 30 SEPTEMBER 2002

           Group profit (loss) for the
              financial period ((pound)m)               (30.0)          32.7          12.7               42.6               58.0
           Weighted average number of
              outstanding ordinary shares
              (millions)                                258.2          436.5                                               694.7
                                                 -------------                                                    -----------------
           BASIC EARNINGS (LOSS) PER SHARE
              (PENCE)                                   (11.6)                                                               8.3
           Effect of share options (pence)                  -                                                               (0.1)
                                                 -------------                                                    -----------------
           DILUTED EARNINGS (LOSS)
            PER SHARE (PENCE)                           (11.6)                                                               8.2
                                                 =============                                                    =================



          (a) The group losses have been adjusted to reflect what interest charges might have been had the long-term debt we repaid as a result of the initial public offering ("IPO") been repaid on 31 March 2002. Interest has been added back in relation to our shareholder deep discount bonds, vendor loan notes, 35% of our senior notes redeemed on 18 August 2003 and approximately (pound)50 million of senior credit facilities repaid at the date of the IPO. All interest adjustments have been tax affected at the UK corporation tax rate of 30%. The weighted average number of shares have been adjusted as though the initial public offering happened on 31 March 2002.

          (b)  Exceptional costs are explained in note 4.

          (c) Amortisation charges are added back net of the tax effect from tax allowable amortisation in the United States.

YELL GROUP PLC AND SUBSIDIARIES

11.       RELATED PARTY TRANSACTIONS

          Transaction and monitoring fees charged to the Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)12.9 million each for the six months ended 30 September 2003, excluding Value Added Tax.

12.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

          Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions.

          Under UK GAAP, dividends are recorded in the period in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.


          NET LOSS

                                                                                         SIX MONTHS ENDED 30 SEPTEMBER
                                                                                    -----------------------------------------
                                                                                                 2002                   2003
                                                                                    -------------------  --------------------
                                                                                             (POUND)M               (POUND)M
            Loss for the financial period under UK GAAP                                         (30.0)                (89.2)
              Adjustment for:
                  Directories in progress                                                         -                     -
                  -Deferred costs                                                               (21.0)                (21.0)
                  -Acquisition accounting(a)                                                    (24.1)                  -
                  Pensions                                                                       (1.4)                 (4.3)
                  Goodwill                                                                       50.0                  49.2
                  Other intangible assets                                                       (61.3)                (48.3)
                  Derivative financial instruments                                              (16.6)                 12.7
                  Deferred taxation                                                              15.0                  (4.6)
                  Other                                                                           -                     0.9
                                                                                     ------------------  --------------------
            NET LOSS AS ADJUSTED FOR US GAAP                                                    (89.4)               (104.6)
                                                                                     ==================  ====================


           (a) Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

12.        UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

             EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                                                                 AT                   AT
                                                                                           31 MARCH         30 SEPTEMBER
                                                                                               2003                 2003
                                                                               --------------------- --------------------
                                                                                           (POUND)M            (POUND)M

             Equity shareholders' (deficit) funds under UK GAAP                             (124.3)              942.2
                  Adjustment for:
                        Directories in progress                                              (92.6)             (110.8)
                        Pensions                                                               7.7                 3.4
                        Additional minimum pension liability                                 (35.8)              (35.8)
                        Goodwill                                                            (646.7)             (589.9)
                        Other intangible assets                                              842.0               783.1
                        Derivative financial instruments                                     (24.9)              (12.2)
                        Deferred taxation                                                   (223.9)             (228.6)
                        Dividends proposed                                                       -                20.8
                        Other                                                                  2.9                 3.8
                                                                               --------------------- --------------------
             EQUITY SHAREHOLDERS' (DEFICIT) FUNDS AS ADJUSTED FOR US GAAP                   (295.6)              776.0
                                                                               ===================== ====================

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media in the UK and the US. During the last financial year ended 31 March 2003, Yell acquired McLeodUSA Media Group ("McLeod") and National Directory Company ("NDC").

In the financial year ended 31 March 2003, Yell published 94 directories in the UK and 525 in the US. In the UK, it is a clear market leader, serving more than 450,000 unique advertisers. In the US, it is the leading independent directories business, serving more than 360,000 advertisers. Approximately 55% of the Group's turnover currently comes from our UK operations.

Yell's products in the UK include the Yellow Pages and Business Pages directories, Yell.com and Yellow Pages 118 24 7, and in the US, Yellow Book and Yellowbook.com.